PB 3/12/15

SECUR 15046572 SSION

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH. D.C. 194

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 16791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ameriprise Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis,	MN	55474
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Stewart (612) 678-4769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Dr.	Chicago,	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PB 3/13/15

OATH OR AFFIRMATION

I, David K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ameriprise Financial Services, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2020

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

Ameriprise Financial Services, Inc.
SEC File Number 8-16791
December 31, 2014
With Report of Independent Registered Public Accounting Firm

Ameriprise Financial Services, Inc.
Consolidated Statement of Financial Condition
December 31, 2014

Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Ameriprise Financial Services, Inc.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Ameriprise Financial Services, Inc. (the "Company"), and its subsidiary at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statement based on our audit. We conducted our audit of the statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2015

Ameriprise Financial Services, Inc.
Consolidated Statement of Financial Condition
December 31, 2014
(In thousands, except share amounts)

Assets		
Cash and cash equivalents	$	445,479
Cash segregated under federal and other regulations		15,608
Receivables:		
Due from affiliates		103,033
Financial advisors and employees (net of allowance for doubtful accounts of $3,712)		1,190
Distribution fees and other (net of allowance for doubtful accounts of $99)		291,766
Secured demand note receivable from Parent		200,000
Goodwill		147,370
Intangibles (net of accumulated amortization of $33,770)		26,295
Prepaid commissions		95,671
Deferred income taxes, net		22,779
Other assets		37,101
Total assets	$	1,386,292
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses:		
Due to affiliates	$	140,723
Field force compensation		461,838
Salaries and employee benefits		96,108
Unearned revenue		117,245
Other liabilities		48,684
Total accounts payable and accrued expenses		864,598
Liabilities subordinated to the claims of general creditors		200,000
Commitments and contingencies (see note 8)		
Total stockholder's equity		321,694
Total liabilities and stockholder's equity	$	1,386,292

The accompanying notes are an integral part of the consolidated statement of financial condition.

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies

Organization

Ameriprise Financial Services, Inc. (the Company) is incorporated under the laws of the State of Delaware. The Company is a wholly owned subsidiary of AMPF Holding Corp. AMPF Holding Corp. is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is registered with the Securities and Exchange Commission (SEC) as an introducing broker-dealer, is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). In addition, the Company is a registered investment adviser with the U.S. Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940. In addition, effective in August 2014, the Company changed its registration from a Futures Commission Merchant (FCM) to a Commodity Trading Advisor (CTA) with the U.S. Commodity Futures Trading Commission (CFTC) and is a member of, and the corresponding services function is regulated by, the National Futures Association (NFA). The Company is required to comply with all applicable rules and regulations of the SEC, FINRA, CFTC, NFA and SIPC.

The Company clears the majority of transactions with an affiliate, American Enterprise Investment Services, Inc. (AEIS), which charges the Company clearing fees on a per trade basis or based on assets under management..

The Company offers financial planning and investment advisory services to individuals for which it charges a fee through an advisor-based distribution channel. These services are designed to provide comprehensive advice, when appropriate, to address clients' cash and liquidity, asset accumulation, income, protection, and estate and wealth transfer needs. To complete their advice services, the Company's financial advisors provide clients with recommendations of products from the more than 100 products distributed by subsidiaries and affiliates of the Parent, as well as products of approved third parties.

The financial advisors are either non-employee independent contractors operating through a nationwide franchise system or they may choose to be employees of the Company. Due to differing levels of support provided to advisors operating in these various platforms, advisors are compensated at different percentages of the gross dealer concessions allowed for the various product offerings.

To complement its advisor-based channel, the Company also offers an integrated direct retail distribution channel. Direct distribution services are provided through the Company's online brokerage offering, which operates under the name Ameriprise Brokerage. Ameriprise Brokerage allows clients to purchase and sell securities online, obtain research and information about a wide variety of securities, use asset allocation and financial planning tools, contact advisors, as well as access a wide range of proprietary and non-proprietary mutual funds.

Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. These accounting estimates reflect the best judgment of management and actual amounts could differ from those estimates.

Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, TIC TPS Portland 35, LLC. All inter-company accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents: The Company has defined cash and cash equivalents to include time deposits and other highly liquid investments with original maturities of 90 days or less.

Cash segregated under federal and other regulations: Pursuant to Rule 15c3-3 Section (k)(2)(i), all cash received from customers is held in segregated accounts established solely for the benefit of customers and is forwarded to associated mutual funds and other affiliates on a daily basis.

Allowance for doubtful accounts: Financial advisors are required to pay for certain support services provided by the Company. The Company reserves for any outstanding receivables from the financial advisors that it does not believe are recoverable. The Company reserves for fees receivable related to marketing support arrangements for sales of mutual funds of other companies based upon management's judgment as to ultimate collectibility. The Company also reserves for its unsecured client activity funded by its affiliate, AEIS. The Company has agreed to indemnify AEIS for any losses that it may sustain from the customer accounts introduced by the Company. The Company reserves for these potential losses.

Advertising Costs: The Company's policy is to expense advertising costs at the time the first advertising takes place. The deferral of advertising costs until the first time the advertising takes place is allowed as long as there is the assumption that the advertising will take place. If the advertising is no longer expected to occur, the advertising costs should be expensed immediately. There was $1,741 of expense deferred in 2014. These deferrals are included in the other assets line in the statement of financial condition.

Goodwill and intangible assets: Goodwill represents the amount of an acquired company's acquisition cost in excess of the fair value of assets acquired and liabilities assumed. The Company's goodwill arose from the integration of the introducing operations of Ameriprise Advisor Services, Inc., an affiliated company, on October 5, 2009. The Company evaluates goodwill for impairment annually on the measurement date of July 1 and whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell. In determining whether impairment has occurred, the Company uses a combination of the market approach and the discounted cash flow method, a variation of the income approach. Intangible assets generally represent customer relationships and a tax referral agreement. Intangible assets are amortized over their estimated useful lives, unless they are deemed to have indefinite useful lives, using 15 years for customer relationships and tax referral agreements and 5 years for other intangibles. The Company evaluates the finite lived intangible assets' remaining useful lives annually on the measurement date of July 1 and tests for impairment whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. For finite lived intangible assets subject to amortization, impairment to fair value is recognized if the carrying amount is not recoverable.

Prepaid commissions: Commissions paid by the Company in connection with the sales of financial plans are deferred until they are earned when the plan is delivered.

Compensation and Benefits: The Company has deferred compensation plans which allow certain employees and financial advisors to defer a portion of their compensation and commissions. Participants can elect various distribution options. The liabilities associated with these plans are in the field force compensation line and the salaries and employee benefits line in the statement of financial condition. The Company holds cash value life insurance associated with one of these plans, which is reflected in the other assets line in the statement of financial condition.

Income Taxes: The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items. The Company's taxable income is included in the consolidated federal and state income tax returns of the Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded.

In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes. In September 2012, the Company entered into two agreements with the Parent related to deferred federal income taxes. Under the first agreement, an intercompany purchase and sale agreement, the Company sold its deferred federal income tax assets to the Parent as of

(In thousands)

September 14, 2012. Under the second agreement, a deferred tax settlement agreement, the Company transfers its net deferred federal income tax each month to the Parent and the Company and the Parent cash settle the net deferred federal income taxes on a quarterly basis. In connection with the intercompany purchase and sale agreement, on September 14, 2012, the Company sold $113,204 of federal deferred tax assets to the Parent and in December 2012 the Company settled $11,315 of federal deferred tax assets with the Parent. In 2013 and 2014, the Company settled $16,366 and 10,000, respectively, of federal deferred tax assets with the Parent.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Income Taxes

In July 2013, the FASB updated the accounting standard for income taxes. The update provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The standard was effective for interim and annual periods beginning after December 15, 2013 and should be applied prospectively to all unrecognized tax benefits that exist at the date of adoption. Retrospective application is permitted. The adoption of the standard did not have a material impact on the Company's results of operations and financial condition.

Future Adoption of New Accounting Standards

Presentation of Financial Statements - Going Concern

In August 2014, the FASB updated the accounting standard related to an entity's assessment of its ability to continue as a going concern. The standard requires that management evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. In situations where there is substantial doubt about an entity's ability to continue as a going concern, disclosure should be made so that a reader can understand the conditions that raise substantial doubt, management's assessment of those conditions and any plan management has to mitigate those conditions. The standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted. The adoption of the standard is not expected to have a material impact on the Company's consolidated results of operations and financial condition.

Compensation - Stock Compensation

In June 2014, the FASB updated the accounting standards related to stock compensation. The update clarifies the accounting for share-based payments with a performance target that could be achieved after the requisite service period. Specifically, the update specifies the performance target should not be reflected in estimating the grant-date fair value of the award. Instead, the probability of achieving the performance target should impact vesting of the award. The standard is effective for interim and annual periods beginning after December 15, 2015 and early adoption is permitted. The adoption of the standard is not expected to have a material impact on the Company's results of operations and financial condition.

Revenue from Contracts with Customers

In May 2014, the FASB updated the accounting standards for revenue from contracts with customers. The update provides a five step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards). The standard also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract. In addition, the standard requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The standard is effective for interim and annual periods beginning after December 15, 2016 and early adoption is prohibited. The standard may be applied retrospectively for all periods presented or retrospectively with a cumulative-effect adjustment at the date of adoption. The Company is currently evaluating the impact of the standard on its results of operations and financial condition.

(In thousands)

3. Goodwill and Other Intangibles

Goodwill is not amortized but is instead subject to impairment tests. For the year ended December 31, 2014, the tests did not indicate impairment.

Finite-lived intangible assets acquired for the year ended December 31, 2014, for purchasing independent contractors in the franchise system were $2,623, with a weighted amortization period of five years. For the year ended December 31, 2014, the impairment tests on finite-lived intangible assets did not indicate impairment.

Finite-lived intangible assets consisted of the following:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 35,200	$ 18,263	$ 16,937
Tax referral agreement	10,200	4,969	5,231
Independent contractor relationships	14,665	10,538	4,127
December 31, 2014 balance	$ 60,065	$ 33,770	$ 26,295

4. Business Owned Life Insurance

The Company holds cash value life insurance policies as a means of offsetting market fluctuations in certain deferred compensation liabilities. As of December 31, 2014, the cash surrender value, which approximates fair value, of this life insurance was $18,023 and is included in the other assets line in the statement of financial condition.

5. Secured Demand Note Receivable and Subordinated Liabilities

In December 2008, the Company executed a subordinated loan agreement with the Parent, a related party, for $140,000 at a stated interest rate of 5.65%, which was due to mature on December 31, 2015. Amounts payable under the subordinated loan agreement were subordinate to the claims of general creditors and were available in computing net capital under the SEC's uniform net capital rule. In December 2014, the subordinated loan agreement was terminated prior to its stated maturity date and a full prepayment of $140,000 was made to the Parent. Prior to termination in December 2014, a new subordinated loan agreement in the form of a secured demand note was entered into with the Parent.

The borrowings under subordination agreement at December 31, 2014, are listed in the following:

Secured demand note collateral agreement, 0.10 percent, due December 15, 2019	$200,000

The subordinated borrowings are with the Parent and are available in computing net capital under the SEC's uniform net capital rule. Under the terms of the subordinated loan agreement, to the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the Company is prohibited from making payments on the subordinated note agreement. The Company has the option to renew the current agreement in one year increments in perpetuity. Pursuant to the agreement, the Parent must notify the Company on or before the day thirteen months preceding the maturity date if they do not intend to extend the maturity date of the agreement.

At December 31, 2014, the secured demand note was collateralized by securities with an aggregate fair value of $219,116. Based on the character and fair value of the securities collateralizing the secured demand note receivable, the entire $200,000 is available in computing net capital in accordance with the SEC's uniform net capital rule. The securities collateral has been deposited by the Parent in a separate custodial account for the exclusive benefit of the Company. In the event the Company draws on the secured demand note receivable, the maximum payment to the Company in accordance with the terms of the collateral agreement is $200,000 and the stated interest rate adjusts to LIBOR plus 90 basis points. All of the subordinated loan agreements and the secured demand note agreement entered into with the Parent, as well as the termination of the 2008 subordinated loan agreement, were approved by FINRA prior to their respective effective dates.

6. Fair Values of Assets and Liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.
Level 2	Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Cash Equivalents, Other Assets and Liabilities

The Company's cash equivalents, consisting of commercial paper, are classified as Level 2 and are measured at amortized cost, which approximates fair value because of the short time between the purchase of the instrument and its expected realization. Level 1 other assets consist of common stock and exchange traded funds. Level 2 other assists consist of unitary investment trusts (UIT). Level 3 other assets consist of non-traded real estate investment trusts (REITs) and tenancy in common interest in real estate (TIC). Level 1 liabilities consist of common stock. Level 2 liabilities consist of municipal bonds, unitary investment trusts, debt securities and non-marketable short securities.

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from third party pricing services, non-binding broker quotes, or other model-based valuation techniques.

(In thousands)

The following table presents balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2014			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ —	$ 373,727	$ —	$ 373,727
Other assets	16	24	500	540
Total assets at fair value	$ 16	$ 373,751	$ 500	$ 374,267
Liabilities				
Other liabilities	$ 2	$ 106	$ —	$ 108
Total liabilities at fair value	$ 2	$ 106	$ —	$ 108

During the reporting period, there were no material assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels during 2014.

The following table provides a summary of changes in Level 3 assets measured at fair value on a recurring basis:

	REITs	TIC
Balance at January 1, 2014	$ 2,279	$ —
Purchases	128	500
Sales	(2,381)	—
Losses	(26)	—
Balance at December 31, 2014	$ —	$ 500

Level 3 measurements are obtained from third party quotes where unobservable inputs are not reasonably available.

Fair Value of Financial Instruments

In general, the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2014, approximate fair value.

As of December 31, 2014, the fair value of the secured demand note receivable and the subordinated liability approximate book value of $200,000. This receivable and liability, not included in the table above, are both considered level 2 fair value.

7. Net Capital and Regulatory Requirements

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1).

At December 31, 2014, the Company had net capital of $93,081, which was $92,831 in excess of the amount required to be maintained on that date. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

As a result of the change in the CFTC registration, effective August 2014, the Company is no longer subject to Rules 1.17, 1.20 and 30.7 of the CFTC.

The Company has claimed exemption from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

8. Commitments, Contingencies and other Legal and Regulatory Matters

Effective January 2009, the Company has an agreement with an affiliate, Ameriprise Holdings, Inc. (AHI), whereby AHI leases office space under non-cancelable escalating operating leases on the Company's behalf.

In the normal course of business, the Company may indemnify and guarantee certain service providers against potential losses in connection with their acting as service providers to the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statements for any indemnifications.

The Company has agreed to indemnify an affiliate, AEIS, for any losses that it may sustain from the customer accounts introduced by the Company. The Company reserves for these potential losses. At December 31, 2014, the reserve was $1,503, and is reflected in the other liabilities line in the statement of financial condition. At December 31, 2014, there were no amounts indemnified to AEIS for these customer accounts.

The Company is involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. The Company can also be subject to litigation arising out of its general business activities, such as its investments, contracts, leases and employment relationships. Uncertain economic conditions, heightened and sustained volatility in the financial markets and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by, the SEC, FINRA, state insurance and securities regulators, state attorneys general and various other governmental and quasi-governmental authorities on behalf of themselves or clients concerning the Company's business activities and practices, and the practices of the Company's financial advisors. The Company has numerous pending matters which include information requests, exams or inquiries that the Company has received during recent periods regarding certain matters, including: sales and distribution of mutual funds, annuities, equity and fixed income securities, real estate investment trusts, insurance products, and financial advice offerings; supervision of the Company's financial advisors; and security of client information. The number of reviews and investigations has increased in recent years with regard to many firms in the financial services industry, including the Company. The Company has cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

These legal and regulatory proceedings and disputes are subject to uncertainties and, as such, it is inherently difficult to determine whether any loss is probable or even possible, or to reasonably estimate the amount of any loss. The Company cannot predict with certainty if, how or when such proceedings will be initiated or resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek indeterminate damages. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters and by addressing unsettled legal questions relevant to the proceedings in question, before a loss or range of loss can be reasonably estimated for any proceeding. An adverse outcome in one or more proceeding could eventually result in adverse judgments, settlements, fines, penalties or other sanctions, in addition to further claims, examinations or adverse publicity that could have a material adverse effect on the Company's financial condition or results of operations.

In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with

(In thousands)

respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each reporting period.

In October 2012, a putative class action lawsuit entitled Jeffers vs. Ameriprise Financial Services, et al. was filed against the Company in the United States District Court for the Northern District of Illinois relating to its sales of the Inland Western (now known as Retail Properties of America, Inc.("RPAI")) REIT. The action also names as defendants RPAI, several of RPAI's executives, and several members of RPAI's board. The action alleges that the Company failed to perform required due diligence and misrepresented various aspects of the REIT including fees charged to clients, risks associated with the product, and valuation of the shares on client account statements. Plaintiffs seek unspecified damages. The Company was served in December 2012, and, on April 19, 2013, moved to dismiss the complaint. On June 10, 2014, the Court granted the Company's motion to dismiss. On July 10, 2014, the plaintiff filed an amended complaint, naming only the Company as a defendant. On August 11, 2014, the Company moved to dismiss the amended complaint. Briefing is complete. The Company is awaiting the Court's ruling. The Company cannot reasonably estimate the range of loss, if any, that may result from this matter due to the early procedural status of the case, the absence of class certification, the lack of a formal demand on the Company by the plaintiffs and plaintiffs' failure to allege any specific, evidence-based damages

9. Income Taxes

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2014, are as follows:

	State
Deferred income tax assets:	
Deferred compensation	$ 23,538
Allowance for accounts receivable	595
Accrued expenses	324
Other	203
Unearned revenue	22
Leaseholds	10
Total deferred income tax assets	24,692
Deferred income tax liabilities:	
Deferred commission and intercompany gains	1,123
Intangible asset amortization	721
State income tax	41
Other	28
Total deferred income tax liabilities	1,913
Net deferred income tax asset	$ 22,779

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

At December 31, 2014, the Company had a payable to the Parent for current federal income taxes of $12,683 and a payable to the Parent for the current settlement of deferred federal income taxes of $553. The Company had a payable to the Parent for state income taxes of $6,786 at December 31, 2014.

The Company files income tax returns, as part of its inclusion in the consolidated federal income tax returns of Ameriprise Financial Inc. (the Parent), in the U.S. federal jurisdiction, and various states and foreign jurisdictions. The Internal Revenue Service (IRS) has completed its field examination of the 1997 through 2011 tax returns. However, for federal income tax purposes, these years, except for 2007, continue to remain open as a consequence of certain unagreed-upon

(In thousands)

issues. The IRS is currently auditing the Parent's U.S. income tax returns for 2012 and 2013. The Parent's or certain of its subsidiaries' state income tax returns are currently under examination by various jurisdictions for years ranging from 1997 through 2012 and remain open for all years after 2012.

10. Related Party Transactions

The Company clears the majority of transactions with an affiliated broker, AEIS.

The Company participates in the Parent's Retirement Plan (the Plan), which covers all permanent employees age 21 and over who have met certain employment requirements. The Plan includes a cash balance formula and a lump sum distribution option. Pension benefit contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company also participates in defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees, including retired field employees. The plans include participant contributions and service related eligibility requirements.

The Company participates in the Parent's Ameriprise Financial Incentive Compensation Plan (incentive plan) and the Parent's Deferred Equity Program for Independent Financial Advisors (deferred equity program). Under these plans, employees, directors, and independent contractors are eligible to receive incentive awards including stock options, restricted stock awards, restricted stock units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction.

Effective October 2011, the Company entered into a revolving credit agreement with the Parent of up to $100,000 with an interest rate of LIBOR plus 90 basis points. As of December 31, 2014 and for the year ended, there were no draws on this line of credit.

Effective October 2011, the Parent entered into a revolving credit agreement with the Company of up to $100,000 with an interest rate of LIBOR plus 90 basis points. As of December 31, 2014 and for the year ended, there were no draws on this line of credit.

Pursuant to a deferred tax settlement agreement with the Parent, the Company transferred $8,716 of net deferred federal income tax assets to the Parent in 2014, of which $10,000 settled in 2014.

11. Subsequent Events

As of February 25, 2015, which is the date the financial statements were available to be issued, the Company has evaluated events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure. On February 13, 2015 the Company paid a dividend of $43,000 to AMPF Holding Corp. No other events or transactions require disclosure.

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